650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 13, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery
Brian Cascio, Accounting Branch Chief
Caleb French
Li Xiao

Re:	Soleno Therapeutics, Inc. (f/k/a "Capnia, Inc.") Registration Statement on Form S-1/A
Filed June 13, 2017
File No. 333-217420
Dear Mr. Mancuso:
On behalf of Soleno Therapeutics, Inc. (f/k/a "Capnia, Inc.") (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 26, 2017 and relating to the Company’s Registration Statement on Form S-1 (File No. 333-217420) filed with the Commission on June 13, 2017, as amended by Amendment No. 1 to Form S-1 Registration Statement filed on April 21, 2017 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.
In this letter, we have recited the comments from the Staff in bold italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

Form S-1 Filed June 13, 2017

1.	We might not be able to maintain the listing . . ., page 40. Revise to update the disclosures in the paragraph beginning at the bottom of this page and in the full risk factor on page 43.
RESPONSE TO COMMENT 1:

The Company acknowledges the Staff’s comment regarding the disclosures relating to the listing of the Company on the NASDAQ Capital Market. The Company has revised the disclosures set forth in the paragraph beginning at the bottom of page 40 of the Revised Registration Statement and the full risk factor on page 43 of the Revised Registration Statement to reflect that on May 8, 2017, the Company’s stockholders approved an amendment to the Company’s current Amended and Restated Certificate of Incorporation in order to perform a reverse split of all of the outstanding shares of the Company’s common stock at a ratio between one-for-two (1:2) and one-for-ten (1:10) to be determined by the Board of Directors, to be effected at the sole discretion of the Board of Directors at any time within six months following the 2017 Annual Meeting of stockholders.

2.
Selling Stockholders, page 115. Tell us what definition of ownership you used to determine the information added in response to prior comment 2. Your disclosure in the last paragraph on page 7 indicates that some of the shares that you disclose as owned by the selling stockholders might never be issued. We also note that your disclosure of ownership amounts on pages 101 and 116 differ.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s question regarding the definition of ownership used to determine the information provided in our response to the Commission's prior comment 2. With respect to the beneficial ownership table on page 101 of the Registration Statement, the beneficial ownership of each director, named executive officer and five percent (5%) or greater stockholder was calculated using the shares of Common Stock potentially issuable within sixty days of the date of calculation, which included (i) shares of Common Stock issuable upon the exercise of outstanding warrants and options that are exercisable within sixty days of the date of calculation, (ii) 27,250,273 shares of Common Stock issued and outstanding and being registered as part of this offering, and (iii) 4,566,948 shares of Common Stock potentially issuable as milestone shares within sixty days of the date of calculation upon achievement of milestones, but excluded 913,379 shares of Common Stock to be issued as holdback shares that are not issuable within sixty days of the date of calculation. The beneficial ownership table on page 101 of the Revised Registration Statement has been revised to provide additional disclosure specifying in detail the shares of Common Stock that are included and excluded for purposes of calculating beneficial ownership.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

With respect to the calculations set forth in the Selling Stockholders table on page 116 of the Registration Statement:

•
the "Shares of Common Stock Beneficially Owned Prior to this Offering" is calculated based on (i) all shares of Common Stock issued and outstanding to such Selling Stockholder, (ii) all shares of Common Stock potentially issuable within 60 days of the date of calculation based on the exercise of outstanding warrants and options, (iii) all shares of Common Stock potentially issuable as milestone shares within sixty days of the date of calculation upon achievement of milestones, but excluded all shares of Common Stock potentially issuable as holdback shares that are not issuable within sixty days of the date of calculation;

•
the "Shares of Common Stock Being Offered" is calculated based on all shares of Common Stock being registered as a part of this offering, which includes (i) all shares of Common Stock currently issued and outstanding to such Selling Stockholder as a result of the merger with Essentialis or as a result of the concurrent financing of our company following the merger, (ii) all shares of Common Stock potentially issuable as holdback shares regardless of the time period for issuance, and (iii) all shares of Common Stock potentially issuable as milestone shares upon the achievement of milestones regardless of the time period for issuance;

•
the "Shares of Common Stock Beneficially Owned After this Offering " is calculated based on any shares of Common Stock issued and outstanding and held by the Selling Stockholder, including all shares of Common Stock potentially issuable within 60 days of the date of calculation based on the exercise of outstanding warrants and options, following the sale of all the shares of Common Stock being offered by such Selling Stockholder under the registration statement; and

•
the "Beneficial Ownership Percent" is calculated based on the beneficial ownership of the Selling Stockholder following the sale of all shares of Common Stock being offered by the Selling Stockholder under the registration statement.

3.	Financial Statements. Revise to update your financial statements as required by Rule 8-08 of Regulation S-X.
RESPONSE TO COMMENT 3:
The Company acknowledges the Staff's comment and has revised the financial statements in the Revised Registration Statement as required by Rule 8-08 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-43

4.	In your response to prior comment 5 you indicated that you revised the related disclosures in the registration statement to more accurately state that the company

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

calculated the fair value. However, we note that no changes have been made and the disclosure on page F-43 continues to refer to an independent valuation. Please revise to address our prior comment.
RESPONSE TO COMMENT 4:

The Company acknowledges the Staff's comment and has revised page F-43 to remove the reference to the use of an independent valuation.

5.
We note your response to prior comment 7. Revise to disclose more details of why you believe the DCCR Portfolio has alternative future use and the specific possible alternative uses. You should also describe the status of your PWS treatment project and its connection, if any, with your future R&D projects. Refer to ASC 730-10-25-2(c).

RESPONSE TO COMMENT 5:

The Company acknowledges the Staff’s comment regarding the DCCR Portfolio having alternative future use and is providing additional details as requested. Essentialis was a privately held, clinical stage biotechnology company focused on the development of breakthrough medicines for the treatment of rare metabolic diseases where there is increased mortality and risk of cardiovascular and endocrine complications. Prior to the merger, Essentialis’s efforts were focused primarily on developing and testing product candidates that target the ATP-sensitive potassium channel, a metabolically regulated membrane protein whose modulation has the potential to impact a wide range of rare metabolic, cardiovascular, and central nervous system diseases. Essentialis has tested Diazoxide Choline Controlled Release, or DCCR, tablets as a treatment for Prader-Willi syndrome, or PWS, a complex metabolic/neurobehavioral disorder.
In May of 2017, the Company met with the U.S. Food and Drug Administration (FDA) regarding DCCR for the treatment of PWS to obtain scientific advice on the path forward. There was general agreement regarding several key aspects of the proposed development plan. The FDA expressed support for change in hyperphagia score (without a change in weight) compared to placebo as the primary endpoint for the study. Based on the data provided in the meeting briefing information, the dosing paradigm proposed for the study was accepted. The FDA proposed and Soleno agreed that the duration of the randomized double-blind placebo controlled study should be shorter (3-4 months) and that safety information about DCCR could be obtained in a long-term, safety extension study.
The Phase III proposed study design will consist of multi-center, randomized, double-blind, placebo-controlled, parallel arm study in patients with PWS to evaluate the effects of DCCR compared to placebo on hyperphagia PWS patients. There will be approximately 100 patients at 10-12 US sites. Patients will be randomized in a 2:1 ratio to DCCR or placebo. The Phase III study is projected to begin in the fourth quarter of 2017, with approximately 12 months duration and 3 months placebo controlled treatment duration.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

The intangible asset the Company recorded, consisting of the DCCR Portfolio, has alternative future use, as described in ASC 730-10-25-2(c), as the Company believes with greater than 50% likelihood of using the assets acquired, as those assets existed at the date of the acquisition with no future development, in R&D projects that have not commenced, including treatment for hypothalamic obesity and Smith Magenis syndrome.

Hypothalamic obesity consist of intractable weight gain and endocrine complications following damage to the hypothalamus. It most frequently follows excision of a cranial tumor, particularly craniopharyngioma often evident within 1-2 months of surgery. There are no currently approved treatments, with prevalence of 1:50,000, with more than 50% being children and adolescents.

Smith Magenis syndrome (SMS) is a complex genetic neurobehavioral / metabolic disorder due to haploinsufficiency of the retinoic acid-induced 1 (RAI1) gene on chromosome 17. Behavioral complications in SMS more prominent, including aggressive behaviors, hyperphagia, body composition and sleep disturbances. There are no approved treatments, with prevalence of 1:15,000 - 1:25,000

The development program discussed with the FDA for PWS is separate and distinct from the development programs for hypothalami obesity and SMS.

6.
We note your response to prior comment 8. Explain to us in more detail how you applied the guidance in ASC 805-50-30-2 related to all contingent consideration for this transaction and your basis for recording these amounts prior to when the contingency is resolved or becomes payable.

RESPONSE TO COMMENT 6:

The Company acknowledges the Staff’s comment regarding the contingent consideration for this transaction and provides the following detail regarding its approach to applying the guidance enumerated in ASC 805-50-30-2.

Under ASC 805-50-30-2, asset acquisitions in which the consideration given is cash are measured by the amount of cash paid, which generally includes the transaction costs of the asset acquisition. However, if the consideration given is not in the form of cash (that is, in the form of non-cash assets, liabilities incurred, or equity interests issued), measurement is based on either the cost which shall be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable.

In applying the guidance under ASC 805-50-30-2, the Company carefully analyzed all aspects of the transaction. In the Company's analysis, it principally considered (i) the fair value of the asset received as compared to the immediate number of Capnia shares transferred to the seller upon closing this transaction, (ii) the potential for the eventual payment of milestone consideration upon commercialization of the asset that would occur at a future date or dates, and (iii) the culmination of negotiations between the Company and the shareholders of Essential to accept fewer shares at closing for an even greater amount of consideration

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

to be given upon the attainment of the defined milestones. The seller’s asserted, throughout the negotiations, that there was significantly more value trapped in the asset acquired than the immediate amount of share consideration the Company was willing to offer as full payment upon closing. Given these facts, the Company consulted with a third party valuation specialist to assist it in valuing the asset. The Company believes that the results of that analysis confirmed its assertion that the fair value of the asset acquired exceeded the aggregate fair value of the shares given at closing.

After careful consideration of all relevant facts, the Company concluded that the fair value of the asset it acquired, in its totality, is more clearly evident and thus more reliably measurable than the immediate number of Capnia shares provided as consideration and therefore, the cost should be measured based on the fair value of the asset received.

Conversely, the Company believes that the aggregate fair value of the Capnia shares provided as consideration alone is not a reliable measurement of the cost. The Company believes that the Capnia shares given represent only a portion of the fair value of the asset and do not include the risk adjusted measurement of value to be derived from the commercialization of the asset. The Company believes that the Capnia shares do not reflect the incremental fair value of the commercialization subsumed within the asset; value which the Company and the sellers bargained for and, also which as a matter of necessity, would ordinarily be evaluated by any other market participant in a measurement of the highest and best use of the asset and bargained for in an arm’s length transaction.

As was described in the Company's previous correspondence to the SEC dated June 12, 2017, the Company performed a thorough evaluation of the fair value of the asset and recorded the asset at a conservative carrying amount of $19.9 million, of which $1.1 million was the value of the contingent consideration. The Company believes that without the contingent commercial milestone payments given as part of the transaction the number of Capnia shares would have been significantly increased thereby increasing the value of the identifiable assets recorded.

The Company believes it correctly applied the guidance in ASC 805-50-30-2, as it reliably measured the fair value of the consideration given to record the fair value of the assets acquired.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE

U.S. Securities and Exchange Commission
July 13, 2017

Please direct any questions regarding the Company’s responses or the Revised Registration Statement to me at (650) 996-4063 or esatusky@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	David O’Toole, CFO Soleno Therapeutics, Inc.

AUSTIN BEIJING BRUSSELS HONG KONG LOS ANGELES NEW YORK PALO ALTO SAN DIEGO
SAN FRANCISCO SEATTLE SHANGHAI WASHINGTON, DC WILMINGTON, DE